Exhibit 99.76

THIRD SUPPLEMENTAL INDENTURE

This Third Supplemental Indenture is entered into as of the 30th day of November, 2011.

BETWEEN:

JUST ENERGY GROUP INC., a corporation amalgamated under the laws of Canada (hereinafter called “Just Energy” or the “Corporation”)

AND

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the federal laws of Canada (hereinafter called the “Debenture Trustee”)

WHEREAS Universal Energy Group Ltd. (“UEGL”) and the Debenture Trustee entered into an indenture (the “Original Indenture”) dated as of October 2, 2007 to provide for the creation and issuance of debentures;

AND WHEREAS pursuant to the Original Indenture, UEGL issued a first series of debentures in the aggregate principal amount of $90 million designated as 6.0% Convertible Unsecured Subordinated Debentures (the “UEGL Debentures”);

AND WHEREAS Just Energy Exchange Corp. (“JEEC”) assumed all of UEGL’s rights, covenants and obligations under the Original Indenture and the UEGL Debentures pursuant to a first supplemental indenture (the “First Supplemental Indenture”) dated as of July 1, 2009 among JEEC (as Successor by amalgamation to UEGL), Just Energy Income Fund and the Debenture Trustee;

AND WHEREAS Just Energy assumed all of JEEC’s rights, covenants and obligations under the Original Indenture (as supplemented by the First Supplemental Indenture) and the UEGL Debentures pursuant to a second supplemental indenture (the Original Indenture, as supplemented by the First Supplemental Indenture and such second supplemental indenture, being the “Indenture”) made as of January 1, 2011 between Just Energy (as Successor by amalgamation to JEEC) and the Debenture Trustee;

AND WHEREAS section 16.1 of the Indenture provides that the Corporation and the Debenture Trustee may supplement the Indenture without the consent of Debentureholders for the purpose of, inter alia, making such provisions not inconsistent with the Indenture as may be necessary or desirable with respect to matters or questions arising thereunder, including the making of any modifications in the form of the Debentures which do not affect the substance thereof and which in the opinion of the Debenture Trustee relying on an opinion of Counsel will not be prejudicial to the interests of the Debentureholders;

AND WHEREAS all necessary acts and proceedings have been done and taken and all necessary resolutions have been passed to authorize the execution and delivery of this Third Supplemental Indenture, to make the same effective and binding upon the Corporation;

AND WHEREAS the foregoing recitals are made as representations and statements of fact by the Corporation and not by the Debenture Trustee;

NOW THEREFORE it is hereby covenanted, agreed and declared as follows:

ARTICLE 1

DEFINITIONS AND AMENDMENTS TO INDENTURE

1.1	Definitions

(a)	All capitalized terms contained in this Third Supplemental Indenture (including the recitals hereto) shall, for all purposes hereof, have their respective meanings as set out in the Indenture, unless otherwise defined herein or the context otherwise requires.

1.2	Amendments to Indenture

(a)	This Third Supplemental Indenture is supplemental to the Indenture and both shall hereafter be read together and shall have effect, so far as practicable, with respect to the UEGL Debentures as if all the provisions of the Indenture and this Third Supplemental Indenture were contained in one instrument. The Indenture is and shall remain in full force and effect with regards to all matters governing the UEGL Debentures, except as the Indenture is amended, superceded, modified or supplemented by this Third Supplemental Indenture. Any references in the text of this Third Supplemental Indenture to section, article or paragraph numbers refer to the Indenture unless otherwise qualified.

(b)	The definition of “Senior Indebtedness” in the Indenture is deleted in its entirety and replaced with the following:

“Senior Indebtedness” means all indebtedness, liabilities and other obligations (contingent or otherwise) of the Corporation (other than the Initial Debentures) (whether outstanding on the date of this Indenture or thereafter created, incurred, assumed or guaranteed) which by the terms of the instrument creating or evidencing such indebtedness, liabilities or other obligations is not expressed to be pari passu with or subordinate in right of payment to the Debentures, and, for greater certainty, such indebtedness, liabilities and other obligations of the Corporation includes all indebtedness, liabilities and other obligations of the Corporation’s Subsidiaries the payment for which the Corporation is responsible or liable, whether absolutely or contingently, and which by the terms of the instrument creating or evidencing such indebtedness, liabilities or other obligations is not expressed to be pari passu with or subordinate in right of payment to the Debentures.

ARTICLE 2

ADDITIONAL MATTERS

2.1	Confirmation of Indenture

The Indenture, as amended and supplemented by this Third Supplemental Indenture, is in all respects confirmed.

2.2	Acceptance of Trusts

The Debenture Trustee hereby accepts the trusts in this Third Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

2.3	Governing Law

This Third Supplemental Indenture shall be construed in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated, in all respects, as an Ontario contract.

2.4	Further Assurances

The parties shall, with reasonable diligence, do all such things and provide all such reasonable assurances as may be required to consummate the transactions contemplated by this Third Supplemental Indenture, and each party shall provide such further documents or instruments required by the other party as may be reasonably necessary or desirable to effect the purpose of this Third Supplemental Indenture and carry out its provisions.

2.5	Counterparts

This Third Supplemental Indenture may be executed by the parties in separate counterparts each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF the parties hereto have executed these presents under their respective corporate seals and the hands of their proper officers in that behalf.

JUST ENERGY GROUP INC.

Per:	“Ken Hartwick”
Ken Hartwick
President and Chief Executive Officer

Per:	“Beth Summers”
Beth Summers
Chief Financial Officer

COMPUTERSHARE TRUST COMPANY OF CANADA

Per:	“Daniel Marz”
Name: Daniel Marz
Title:

Per:	“Ann Samuel”
Name: Ann Samuel
Title: